June 24, 2010
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Dear Mr. Woody,
Further to your June 10, 2010 correspondence to Huron Consulting Group Inc. (the “Company”), we provide below our response to each of your comments. For each response below where applicable, capitalized terms that are not otherwise defined are used as defined in the Company’s Annual Report on Form 10-K or Schedule 14A.
Form 10-K for year ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year ended December 31, 2009 Compared to Year Ended December 31, 2008
Segment Results
Health and Education Consulting
Revenues, page 44
1.	We note that there was a delay in your ability to recognize performance-based revenues. To the extent you have recorded revenue in 2009 that was earned in 2008, please tell us how you have complied with U.S. GAAP or tell us how you determined it was not necessary to record the performance-based revenue in the period earned.
Response: In accordance with ASC 605-10-S99, we recognize revenue when the following four criteria are met:
a)	Pervasive evidence of an arrangement exists

b)	Delivery has occurred or services have been rendered
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c)	The seller’s price to the buyer is fixed or determinable

d)	Collectibility is reasonably assured
We do not recognize revenues under performance-based billing arrangements until all related performance criteria are met. In performance-based billing arrangements, fees are tied to the attainment of contractually defined objectives. For certain performance-based services related to the legacy Stockamp engagements, we were unable to recognize revenue as of December 31, 2008 as we had not yet reached agreement with these clients with respect to both the achievement of and measured value of such services, and therefore, criteria b) and c) above were not met. During the first half of 2009, criteria b) and c) above were met and the performance-based revenue was then recognized accordingly.
Prior to being acquired by the Company in July 2008, Stockamp’s process to arrive at client agreement with respect to achievement and measured value of performance-based services typically occurred towards the end of engagements and, therefore, subsequent to the period that the underlying services were performed. Since the acquisition, the Stockamp practice group has adopted certain Huron processes that include formalized agreements with clients on the achievement and measurement of performance-based revenues in a timely fashion such that criteria b) and c) above are met and the respective revenue is then recognized in the period that the underlying services are performed. The Company consistently recognized revenue in accordance with GAAP for both years ended December 31, 2008 and 2009.
Financial Statements
Consolidated Statement of Cash Flows, page F-6
2.	We note your line item for ‘Impairment charge on goodwill’ and ‘Impairment of goodwill and intangibles related to discontinued operations.’ On page F-28, you disclose that $39 million of the $106 million impairment charge is reported as discontinued operations. Please tell us how you determined it was not appropriate to include the $39 million within the line item ‘Impairment of goodwill and intangibles related to discontinued operations.’
Response: As reported on the Company’s Consolidated Statement of Cash Flows, the line titled “Impairment of goodwill and intangibles related to discontinued operations” is comprised of $3.1 million of goodwill allocated to the disposal of Galt and $0.3 million resulting from the write-off of the remaining intangible asset balances related to the Galt acquisition. As described in footnote 6 on page F-26 of the notes to consolidated financial statements, in accordance with ASC Topic 350, a portion of the goodwill associated with the Corporate Consulting segment as of December 31, 2009 was allocated to the Galt business, a discontinued operation as of December 31, 2009, based on the relative fair value of the business to be disposed of and the portion of the reporting unit that will be retained. Accordingly, goodwill at the Corporate Consulting segment was decreased by $3.1 million and included in the loss on disposal of Galt. In addition, $0.3 million of the $3.4 million amount reported in this line is related to the write-
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down of intangibles related to Galt that were not fully amortized as of the date of sale and, as a result, amortization was accelerated to write these assets to zero as of December 31, 2009.
The Company presents its Consolidated Statements of Cash Flows on a combined basis for continuing operations and discontinued operations in accordance with ASC Topic 230-10-45-24 which states that separate disclosure of cash flows pertaining to discontinued operations reflected in those categories is not required. Accordingly, the $106 million goodwill impairment charge that resulted from the August 3, 2009 goodwill impairment test is reported on a combined basis and includes the impairment charge allocated to both continuing operations and discontinued operations. The $3.4 million write-down of goodwill and intangibles was related to the December 31, 2009 sale of the Galt business and as such was appropriately not combined with the $106 million impairment charge discussed above.
In future filings, the Company will include any goodwill allocated to the disposal of the Company’s businesses and related intangible asset balance write-downs in a line titled “Write-down of goodwill and intangibles related to sale of business” in order to more appropriately describe any such amounts.
Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies, page F-7
3.	Please tell us how you have complied with paragraph 1 of ASC 235-10-50, or tell us how you determined it was not necessary to include your accounting policy for your deferred compensation plan.
Response: The Company does not deem the accounting policy related to the deferred compensation plan to be a significant policy that is integral to the understanding of the fair presentation of financial position, cash flows, and results of operations in accordance with GAAP. The Company made this determination of materiality based on the amounts related to the deferred compensation plan. The deferred life insurance assets were $4.3 million, or 0.6% of total assets, as of December 31, 2009 and $3.9 million, or 0.5% of total assets, as of December 31, 2008. The corresponding deferred compensation liability was $4.0 million, or 0.9% of total liabilities, as of December 31, 2009 and $3.9 million, or 0.8% of total liabilities, as of December 31, 2008. The impact of the deferred compensation plan to the results of operations is also immaterial, as the gains (or losses) that result from increases (or decreases) in the market value of our investments that are used to fund the deferred compensation liability are offset by related increases (or decreases) in direct costs as the corresponding deferred compensation liability increases (or decreases).
Other Gains, page F-36
4.	Please tell us the nature of the gains relating to the release of certain of your employees from their non-solicitation agreements. Further, please tell us if these gains are
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included in the ‘non-cash gains and other’ adjustment to net income on your Consolidated Statements of Cash Flows. To the extent these gains are non-cash, please tell us how you determined it was appropriate to recognize these gains in the current period, and reference the authoritative literature management relied upon.
Response: The Company recorded “Other gains” of $4.8 million in 2009, $3.2 million of which was related to the release of certain employees from their non-solicitation agreements with the Company and the settlement of certain contractual obligations. Recording these items resulted in a receivable of $3.2 million as of December 31, 2009 as the agreements called for these cash payments to be made in accordance with set payment schedules ending no later than December 31, 2011, as set forth in the agreements. The Company determined that the gains were realizable based on the criteria set forth in ASC 605-10-25-1, which states that revenue and gains are realizable when related assets received or held are readily convertible to known amounts of cash or claims to cash. Therefore, the Company appropriately recognized the gains when the agreements were executed in exchange for a value that was both determinable and collectible. The Company included these amounts in “Non-cash gains and other” in the Consolidated Statement of Cash flows as an adjustment to reconcile net income to net cash provided by operating activities. As the nature of these payments is installment-based and in accordance with the payment schedules outlined in the agreements, the Company felt it appropriate to show these nonrecurring amounts separate from “Changes in operating assets and liabilities, net of businesses acquired”.
The remaining $1.5 million of “Other gains” recorded in the fourth quarter of 2009 was related to a cash gain recorded for the sale of assets, which was paid in full to the Company during the fourth quarter.
In future filings, the Company will include any similar cash gains as described above in the line “Other gains” to more appropriately describe any such amounts.
Schedule 14A
Executive Compensation, page 18
5.	Please refer to Release 33-8732A, Section II.B.1 (August 29, 2006). As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please tell us the reasons for the differences in the amounts of compensation awarded to the named executive officers. Please also confirm you will include this disclosure in future filings. For example, we note that Ms. Delgado and Ms. Sawall received substantially less compensation than the other named executive officers. Please see Item 402(b)(2)(vii) of Regulation S-K.
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Chicago, IL 60607
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Response: With respect to the determination of the level of compensation earned by the named executive officers in fiscal year 2009, the Company did not use a formulaic approach. Instead, the Compensation Committee and the former CEO made subjective determinations based on all information they determined to be relevant and without emphasis on any individual factor. As noted on pages 20-22 of our proxy statement, factors considered by the Compensation Committee and the former CEO included the scope of each named executive officer’s responsibilities, contribution and performance, relative base salary levels among the named executive officers and the general economic environment. In determining fiscal year 2009 incentive compensation, the Compensation Committee also considered the challenges faced by the new management team, and how well they collaborated to respond to those challenges, following the financial restatement.
The substantial difference in compensation between Mss. Delgado and Sawall and Messrs. Rojas and Shade is primarily attributable to certain nonrecurring awards made to Messrs. Rojas and Shade before they became executive officers. Mr. Shade became an executive officer on May 6, 2009 when he was appointed COO. Mr. Shade received an equity award of 50,000 shares of restricted stock in January 2009 to recognize his outstanding contributions to Huron and to incentivize him with regard to the integration of healthcare practices that the Company had recently acquired. Upon his hire on June 15, 2009, Mr. Rojas received a sign-on bonus of $500,000 and a grant of 40,000 shares of restricted stock. Mr. Rojas did not become an executive officer until July 30, 2009, after the new management team was established following the financial restatement. Because these awards were made prior to the time that Messrs. Rojas and Shade became named executive officers, we did not consider them material components of the Company’s executive compensation program for fiscal year 2009 and did not discuss them in the Compensation Discussion and Analysis; however, this compensation is disclosed in the 2009 Summary Compensation Table, the footnotes to the 2009 Summary Compensation Table and in the 2009 Grants of Plan-Based Awards Table. In future filings, we will discuss compensation decisions made before a person became a named executive officer to the extent such decisions are material to an understanding of a named executive officer’s compensation.
Please note that toward the end of fiscal year 2009, the Compensation Committee identified a peer group that has been considered in compensation decisions since the beginning of fiscal year 2010. This peer group will be the primary factor for establishing target compensation and for determining differences in compensation among the named executive officers, although other factors will continue to be considered. In future filings, to the extent that there are material differences in compensation with respect to executive officers, the reasons for those differences will be identified.
Huron Compensation Program Elements, page 20
6.	We note that you target compensation to within a range of 10% of the median compensation level of your peer group. To the extent you awarded compensation to an executive officer that was above or below the targeted level of those in your peer group, please identify the officer and tell us why you awarded compensation to the officer at a
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level that was above or below the target. Additionally, please confirm you will include this disclosure in future filings.
Response: Except with respect to certain components of the compensation of the current CEO and current CFO, we did not use a peer group in setting fiscal year 2009 compensation. As discussed on page 19 of the proxy statement and in our response to comment 5 above, in connection with the overhaul of our compensation programs following the restatement, we adopted a peer group toward the end of fiscal year 2009 that the Compensation Committee has considered when making compensation decisions since the beginning of fiscal year 2010. For fiscal year 2010, the Compensation Committee established total direct compensation targets for the executive officers within 10% of the market median; however, individual components of total direct compensation may vary by more than 10% from the market median. With respect to the current CEO and current CFO only, the Compensation Committee applied their fiscal year 2010 base salary and cash incentive target compensation retroactively to July 30, 2009, but did not adjust any other components of fiscal year 2009 compensation. Therefore, the stated 10% range for total direct compensation did not apply to any of the named executive officers’ compensation for fiscal year 2009. In future filings, if the awarded total direct compensation falls outside the targeted range, we will discuss that fact as well as the reasons therefor, and we will clarify that the 10% range applies on an aggregate basis to total direct compensation.
Annual Cash Incentive, page 21
7.	We note that you approved incentive payouts at 75% of target. Please disclose how you determined this target. Please disclose the specific individual and corporate performance measures that were taken into account in determining the bonus payments for each named executive officer and how they compared to actual results. For example, we note that you based incentive levels on revenue and EBITDA performance. Please disclose the actual target numbers for corporate performance and what was achieved. Please provide this disclosure in future filings and tell us how you intend to comply. Alternatively, tell us why you believe that disclosure of these targets is not required. Refer to paragraphs (v) and (vii) of Item 402(b)(2) of Regulation S-K and Instruction 4 to Item 402(b) of Regulation S-K.
Response: The amount of annual incentive compensation paid to the named executive officers for fiscal year 2009 was subject to the discretion of the Compensation Committee. In determining the amount of annual incentive compensation to be paid to the named executive officers, the Compensation Committee first determined the size of the total bonus pool from which annual incentives for all employees were paid, taking into account the Company’s level of achievement of the revised revenue and adjusted EBITDA guidance that it provided to stockholders in August 2009, following the restatement, and the amount of compensation necessary to adequately reward and retain critical employees. Although the Company achieved both its revised revenue guidance of $650 million – $680 million (actual revenue was $663.9 million) and its revised adjusted EBITDA guidance of $135 million – $151 million (actual adjusted EBITDA was $143.9 million) for fiscal year 2009, the Compensation Committee did
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not believe that these results justified a fully funded bonus pool because the results were below the guidance provided to stockholders at the beginning of fiscal year 2009, prior to the restatement. The achievement of stockholder guidance is not a formal target that binds the Compensation Committee. Balancing stockholder expectations against the Company’s strong performance in the second half of fiscal year 2009, the Compensation Committee determined to fund the bonus pool at 75% of target incentive compensation. Second, the Compensation Committee determined the level of incentive compensation to pay to each of the named executive officers based on the Compensation Committee’s assessment of each individual named executive officer’s relative influence on the Company’s performance. As discussed on page 22 of the proxy statement, the Compensation Committee determined that, following the restatement, teamwork, both within the management team and across the various practice groups, was integral to the Company’s strong performance in the second half of fiscal year 2009. Accordingly, all of the named executive officers were awarded incentive compensation at 75% of target, the same level as the overall funding of the bonus pool.
In future filings, if specific individual and corporate performance measures are taken into account in determining the bonus payments for a named executive officer, we will describe those performance measures and specify the value of any targets, subject to any determinations with regard to materiality and the applicability of Instruction 4 to Item 402(b) of Regulation S-K.
8.	Please disclose how you determined the amount of the target bonus pool. Please refer to Item 402(b)(1)(v) of Regulation S-K.
Response: The target bonus pool for the Company is the sum of each employee’s target bonus amount. Except for managing directors and executive officers, the Huron Incentive Plan specifies a particular percentage of base salary for eligible individuals based on their title. For managing directors, targets are based on each managing director’s individual agreement. The Compensation Committee annually establishes target incentive levels for the executive officers, although a minimum level is specified in some of the executive officers’ employment agreements. As discussed on pages 20-22 of our proxy statement, for fiscal year 2009, the Compensation Committee set targets for the executive officers at a level that it believed would create a significant variable compensation opportunity and thereby encourage strong performance, taking into consideration relative target pay between the executive officers and other employees of the Company.
As noted in our response to comment 5, toward the end of fiscal year 2009, the Compensation Committee identified a peer group that has been considered in compensation decisions since the beginning of fiscal year 2010. This peer group will be the primary factor for establishing the target bonus incentive opportunity of the named executive officers, although other factors will continue to be considered. In future filings, the Company will disclose how the target bonus incentive opportunity of each named executive officer generally relates to the target bonus incentive opportunity of executives in comparable positions in the peer group. Further, to the extent that the Compensation Committee exercises discretion to deviate from the peer group with respect to
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the determination of the portion of the target bonus pool attributable to the named executive officers, any material factors relevant to the exercise of discretion will be identified.
Summary Compensation Table, page 25
9.	We note that almost all of your named executive officers received other compensation valued at over $10,000. Please note that if the total value of all perquisites and personal benefits is $10,000 or more for any named executive officer, then each perquisite or personal benefit, regardless of its amount, must be identified by type. Additionally, each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for that officer must be quantified and disclosed in a footnote. Based on the disclosure in footnote 5, it does not appear that you have identified all of the perquisites for the named executive officers. For example, we note that Mr. Shade received $25,490 in other compensation. However, you have only identified and quantified the 401k matching contribution he received. Please refer to Item 402(c)(2)(ix) and Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K. Please provide this disclosure in future filings and tell us how you intend to comply or advise.
Response: We reviewed Footnote 5 to the Summary Compensation Table in our proxy statement, and we agree that we should have quantified the payment of the premiums on executive life insurance for Mr. Shade, which had a value of $10,790. In future filings, we will identify and quantify any compensation in the form of perquisites, personal benefits or other compensation that is required to be identified or quantified, respectively, under Item 402(c)(2)(ix).
In response to your letter, the Company also acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the above discussed filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or require more information, please contact me at 550 West Van Buren Street, Chicago, IL 60607, (312) 583-8700.
Sincerely,
/s/ James K. Rojas
James K. Rojas
Vice President, Chief Financial Officer and Treasurer
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